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SEC FILE NUMBER
CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2004
☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: __________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Enesco Group, Inc.

Full Name of Registrant

Not Applicable.

Former Name if Applicable

225 Windsor Drive

Address of Principal Executive Office (Street and Number)

Itasca, Illinois 60143

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Form 10-K for the fiscal year ended December 31, 2004 for Enesco Group, Inc. ("Enesco") could not be filed within the prescribed period because Enesco is in the process of finalizing the terms of a new credit facility to replace an expiring credit facility. The dedication of management's time to the negotiations associated with the new credit facility have significantly occupied the attention of Enesco's management, making it difficult for Enesco to file the annual report for the year ended December 31, 2004 without unreasonable effort and expense. Enesco expects to have entered into a definitive agreement governing a new credit facility or extended the term of its existing credit facility on or before March 31, 2005. There can be no assurance that Enesco will be successful in entering into a new definitive credit agreement by March 31, 2005. In the event that an agreement for a new credit facility or an extension of Enesco's existing facility is not entered into prior to the filing of the Annual Report on Form 10-K for the year ended December 31, 2004, Enesco's independent registered public accounting firm has indicated that its report on Enesco's consolidated financial statements would be modified to state that there is substantial doubt about Enesco's ability to continue as a going concern. Because the negotiations relating to the new credit facility were not completed prior to March 16, 2005, the day on which Enesco's annual report on Form 10-K was due, Enesco could not adequately assess its potential impact on Enesco's liquidity and the disclosures in the annual report without unreasonable effort or expense. Enesco intends to file the Form 10-K promptly after such financial statements are finalized, and in any event by March 31, 2005.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Paula Manley, CFO	(630)	875-5990

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐   No ☒   Yes

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐   No ☒   Yes

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company generated operating revenues of $269.0 million for the year ended December 31, 2004, as compared to $256.4 million for the year ended December 31, 2003. For the year ended December 31, 2003, the Company realized net income of $17.3 million, which included a $6.8 million benefit, related to a reduction of income tax accruals, which were no longer required. For the year ended December 31, 2004, the Company expects to incur a significant net loss compared to the prior year, in the range of $43 to $47 million. The loss is due primarily to a $18.6 million non-cash provision to establish a valuation allowance with respect to deferred tax assets related to the uncertainty regarding their future realization and an additional non-cash provision of $17.4 million for deferred taxes on unremitted earnings of foreign subsidiaries due to the planned guarantee in 2005 of the Company's debt. The Company also incurred gross profit declines on the Precious Moments brand of approximately $20.6 million ($12.4 million after tax) and costs related to the Enterprise Resource Planning (ERP) system implementation inefficiencies in labor, freight and distribution of approximately $5 million ($3 million after tax). In addition, the Company incurred higher SG&A primarily due to ERP related expenditures of approximately $6 million ($3.6 million after tax), the impact of the change in foreign exchange rate in translation, executive severances, Sarbanes-Oxley Act of 2002 compliance, and acquisition related costs.

Enesco Group, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 17, 2005	By:	/s/ Paula Manley
Paula Manley, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§ 232.201 or § 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§ 232.13(b) of this chapter).

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.